
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 2, 2015

Anna T. Pinedo, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, New York 10019

Re: ALAIA Market Linked Trust (the "ALAIA trust")
        ALAIA [ ] Outcome, Series 1 (File Nos. 333-206756 and 811-23095)
        ALAIA [ ] Outcome, Series 2 (File Nos. 333-206806 and 811-23095)

Dear Ms. Pinedo:

On September 3, 2015, you filed two registration statements on Form S-6 for ALAIA Market Linked Trust (the "ALAIA trust"), consisting of ALAIA [ ] Outcome, Series 1 and ALAIA [ ] Outcome, Series 2 (each a "trust," and together, the "trusts"). We have reviewed the registration statements, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statements. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in both registration statements.

We note that on September 3, 2015, the ALAIA Trust filed an application seeking exemptions from certain provisions of the Investment Company Act of 1940 (the "Investment Company Act"). We may have further comments regarding the registration statements after the specific conditions or restrictions of any exemptive relief have been determined. Please advise us whether you have submitted or expect to submit any further exemptive applications or no-action requests in connection with your registration statements. Also, please be advised that we may have additional comments on the registration statements after the Division of Corporation Finance has completed its review.

PROSPECTUS — ALAIA [ ] OUTCOME, SERIES 2

Cover

1.   The first bullet point on the cover states that the portfolio includes options. Please revise the first bullet point to clarify that the portfolio includes ***over-the-counter*** options. Also, please ensure that the second bullet point identifies the trust's Reference Index, and make the same disclosure in the section "Investment Objective." Finally, please revise the third bullet point to state that investors should be willing to lose some ***or all*** of their investment if the Reference Index declines by more than [ ]%, and make similar revisions throughout the prospectus.

Principal Investment Strategy (Page 3)

2.   The first sentence in this section states that the trust invests in one or more individually negotiated over-the-counter options, which are entered into with a counterparty or counterparties. We note that the trust's units include cap and floor features similar to the type of return profile investors might typically see in a structured note offering. Unlike a structured note, however, where the issuer is responsible for paying the offered returns and investors receive the issuer's prospectus and have a general claim against the issuer's balance sheet, the trust's offering depends on the financial condition of the options counterparties, and does not appear to provide investors any recourse against the counterparties. Please provide an analysis addressing why the trust should not be viewed as a conduit, and therefore an indirect and unregistered offering of the underlying options agreements in violation of Section 5 of the Securities Act of 1933 (the "Securities Act").

3.   The fourth paragraph of this section describes the trust's "Buffered," "Capped," and "Enhanced Participation" returns. Please add a bullet point in this section for "Maximum Loss per Unit," disclosed in the third bullet point on page 5 of the prospectus. Also, in order for investors to more clearly understand the structure of the trust's potential returns, please revise the order of the four bullet points in this section so that they provide the return levels sequentially, either from the highest possible return to the lowest possible return (*i.e.*, "Capped," "Enhanced Participation," "Buffered," and "Maximum Loss"), or from the lowest possible return to the highest possible return.

        Please also provide a graphical presentation of the four return possibilities, demonstrating how the structured returns the trust seeks to provide will vary based on the return of the Reference Index. Please include a narrative disclosure describing the circumstances under which the trust's returns to investors will outperform or underperform the returns of the Reference Index.

4.   The first bullet point on page 5 of the prospectus provides for "a maximum return of approximately [ ]%." Please clarify this disclosure by stating that the maximum return is also the "Capped" return. Please use consistent terms throughout the registration statement. Also, in

order to provide consistency throughout these three bullet points, please add to the third bullet point the Maximum Loss per Unit as a percentage.

Principal Investment Strategy — OTC Options (Page 5)

5.   Please advise us of the identity (or identities) of the trust's counterparty (or counterparties), as well as a description, as soon as this information is available, and include the disclosure in the trust's next amendment. Also, please disclose in this section the estimated percentage of the trust's assets that will be held with each counterparty.

Principal Investment Strategy — Market Disruption Events (Page 6)

6.   This section describes the determinations made by the Options Counterparty, in its capacity as calculation agent, as to whether a "market disruption event" has occurred. Please explain to us how the managerial discretion afforded the Options Counterparty should it perceive a market disruption event is consistent with a unit investment trust as an unmanaged entity contemplated by Section 4(2) of the Investment Company Act. Please also explain to us how the unit redemption postponement procedure discussed in this section is consistent with Section 22(e) of the Investment Company Act.

Principal Investment Strategy — Market Disruption Events for the Reference Index (Page 7)

7.   This section describes potential market disruption events for the Reference Index, and refers to both "Index constituents" and "a share (such as a share of an exchange-traded fund)" representing the Reference Index. When the trust has determined whether it will use an index or a share as its reference measure, please delete all disclosure of the measure that will not be used.

Principal Investment Strategy — How the OTC Options Agreements will be Valued if an Event of Default or Termination Event Occurs (Page 9)

8.   The third paragraph of this section states that the evaluator employs a fair value process to price the OTC options agreements. Please explain to us how the evaluator will value the OTC options, *e.g.*, modeling using historical option prices. Also, disclose how the trust will present that information to investors. Finally, please disclose whether there will be any oversight of the evaluator's valuation.

Principal Risks (Page 11)

9.   The penultimate sentence in the third bullet point in this section discloses that the trust's ability to provide enhanced or capped returns or partial downside protection are dependent on unitholders purchasing units at the trust's inception and holding until the Series Mandatory Dissolution Date. Please add the last two sentences of this bullet point to the cover page of the prospectus.

10.   The sixth bullet point in this section discloses that the trust's options are all European style options. Please provide a description of European style options in the discussion of the trust's principal investment strategies.

Hypothetical Option Expiration Examples (Page 19)

11.   Please provide a completed hypothetical return table and examples to us as soon as possible. We may have further comments on this section when it is completed.

Reference Index Past Performance (Page 21)

12.   Please clearly disclose that the Reference Index past performance in this section does not reflect the past performance of the trust's strategy due to the trust's structure of providing Capped, Enhanced Participation, Buffered, and Maximum Loss levels of return that are only derived from the returns of the Reference Index. Please also disclose that the Reference Index returns do not reflect the payment of any fees or expenses.

GENERAL COMMENTS

13.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

14.   Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the trusts and their sponsor are in possession of all facts relating to the trusts' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the trusts request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

> • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

> • the trusts may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel